July 18, 2025 Glenn Carter Lead Independent Director Board of Directors, Tyler Technologies, Inc. Via Email Glenn: The purpose of this letter is to officially inform you and the other directors of Tyler Technologies that I intend to make this my last year as a director and therefore as Executive Chairman of Tyler. I will serve out the current term but do not intend to be included in next year’s proxy. It’s been an incredible journey since my company was acquired in April of 1999. I’ve been very fortunate to have had this tremendous opportunity. Since the acquisition, originally Tyler management, then the Tyler Board, and ultimately the shareholders have invested in me and rewarded my efforts with more and more responsibility, supporting my rise to Tyler CEO and most recently Executive Chairman. I couldn’t be more grateful for this uncommon opportunity. I want to thank everyone who over the past 26 years made all this possible. My decision that this is the right time for me to step aside is made with no reservations. Since the CEO transition seven years ago, I’ve been impressed with the company’s execution and accomplishments. Lynn and the Tyler management team are exceedingly well-positioned and capable of meeting the challenges ahead. I am equally enthusiastic that our Board, including the committees and their chairpersons, is well-organized and committed to executing on their responsibilities, including governance, oversight and the continuation of the integrity under which we have thrived. I am honored to have served the Board, the company, our team members, clients and shareholders. It has been my privilege. I look forward to witnessing Tyler’s continued success, albeit from a little different angle. Sincerely, John S. Marr Jr.

CC via Email Brenda Cline Margot Carter Ronnie Hawkins Lynn Moore Dan Pope Andrew Teed Abby Diaz